Exhibit 28(h)(xiii)
FEE WAIVER AGREEMENT
          This Agreement is entered into as of the 25th day of June, 2010, between the Asset Management Group of Bank of Hawaii (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of its series Tax-Free Securities Fund and Tax-Free Short Intermediate Securities Fund (each, a “Fund” and collectively, the “Funds”).
          WHEREAS, the Adviser desires to waive the entire amount of its advisory fee with respect to each Fund, the amount of which is set forth in Schedule B to the Investment Advisory Agreement between the Adviser and the Trust on behalf of each Fund, dated June 25, 2010 (the “Contractual Advisory Fee”).
          NOW, THEREFORE, the parties agree as follows:
          Fee Reduction. The Adviser agrees to waive the entire amount of the Contractual Advisory Fee.
          Term. The waiver of the Contractual Advisory Fee contemplated in this Agreement shall be effective from the date that the Funds commence operations and shall terminate automatically one year from that date (the “Initial Term”). The parties may extend, modify, renew, or revise this Agreement by mutual written agreement; provided, however, that the Adviser may not terminate this Agreement before the end of the Initial Term without the consent of the Board of Trustees of the Trust.
          Executed as of the date first set forth above.

Asset Management Group of Bank of Hawaii
By:	/s/ Stephen K. Rodgers
Name:	Stephen K. Rodgers
Title:	Senior Vice President

FundVantage Trust, on behalf of the Funds
By:	/s/Joel Weiss
Name:	Joel Weiss
Title:	President